UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sono-Tek Corporation

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

835483108

(CUSIP Number)

Jeffrey O. Spiegel

417 Fifth Avenue, 11th Floor

New York, NY 10016

(212) 478-4742

with copies to:

Marc A. Leaf

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

(212) 248-3140

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Sono-Tek Corp.

CUSIP No. 835483108	13D	Page 2 of 8 Pages

(1)	Names of Reporting Persons Caren Hantman Family GST Trust U/A dated December 15, 2020
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 373,466 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 373,466 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.4%[1]
(14)	Type of Reporting Person OO

[1]	Based on 15,719,720 shares outstanding as of January 10, 2022, as provided in the issuer’s Form 10-Q filed with the SEC on January 12, 2022.

SCHEDULE 13D

Sono-Tek Corp.

CUSIP No. 835483108	13D	Page 3 of 8 Pages

(1)	Names of Reporting Persons Heidi Spiegel Family GST Trust U/A dated December 15, 2020
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 373,465 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 373,465 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.4%[2]
(14)	Type of Reporting Person OO

[2]	Based on 15,719,720 shares outstanding as of January 10, 2022, as provided in the issuer’s Form 10-Q filed with the SEC on January 12, 2022.

SCHEDULE 13D

Sono-Tek Corp.

CUSIP No. 835483108	13D	Page 4 of 8 Pages

(1)	Names of Reporting Persons Jeffrey O. Spiegel
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF, OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 825,148 shares
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 825,148 shares
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 825,148 shares[3]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.2%[4]
(14)	Type of Reporting Person IN, OO

[3]

Includes 78,217 shares owned by Mr. Spiegel in his individual capacity, 373,466 shares held by Mr. Spiegel as trustee of the Caren Hantman Family GST Trust U/A, and 373,465 shares held by Mr. Spiegel as trustee of the Heidi Spiegel Family GST Trust U/A. Mr. Spiegel disclaims beneficial ownership of the shares held by the trusts.

[4]	Based on 15,719,720 shares outstanding as of January 10, 2022, as provided in the issuer’s Form 10-Q filed with the SEC on January 12, 2022.

SCHEDULE 13D

Sono-Tek Corp.

CUSIP No. 835483108	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Sono-Tek Corporation, a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2012 Rt. 9W Milton, NY 12547. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed jointly on behalf of the following persons (the “Reporting Persons”):

(i)	Jeffrey O. Spiegel

(ii)	Caren Hantman Family GST Trust U/A dated December 15, 2020 (the “Hantman Trust”)

(iii)	Heidi Spiegel Family GST Trust U/A dated December 15, 2020 (the “Heidi Spiegel Trust”)

(b) The business address of each of the Reporting Persons is:

417 Fifth Avenue, Floor 11

New York, New York 10016

(c) The principal occupation of Mr. Spiegel is President of Randa Apparel & Accessories. The address of the organization in which such employment is conducted is:

417 Fifth Avenue, Floor 11

New York, New York 10016

(d) Not Applicable.

(e) Not Applicable.

(f) United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

This statement on Schedule 13D is being filed to report the acquisition by gift, on December 30, 2020, of (i) 373,466 shares of Common Stock by the Hantman Trust and (ii) 373,465 shares of Common Stock by the Heidi Spiegel Trust. No funds or other consideration were used to acquire such shares. Mr. Spiegel holds 78,217 shares of Common Stock in his individual capacity (less than 0.5% of the Common Stock outstanding), of which 6,395 shares were acquired on June 16, 1997, and 71,822 shares were acquired February 26, 1999, for approximately $0.25 per share. The source of the funds used to acquire such shares was cash on hand.

SCHEDULE 13D

Sono-Tek Corp.

CUSIP No. 835483108	13D	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

The purpose of the transactions reported herein is passive investment. The Reporting Persons do not have any plans to influence Issuer’s management or to enter into any actions or transactions that would trigger any other disclosure required by this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The following table sets forth the beneficial ownership, voting power, and dispositive power of each of the Reporting Persons with respect to the shares of Common Stock:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	% of Class[5]
Jeffrey O. Spiegel	825,148	0	825,148	0	825,148	5.2%
Hantman Trust	0	0	0	373,466	373,466	2.4%
Heidi Spiegel Trust	0	0	0	373,465	373,465	2.4%

(c) None of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) Beneficiaries of the Hantman Trust may have the right to receive dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Hantman Trust, and beneficiaries of the Heidi Spiegel Trust may have the right to receive dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Heidi Spiegel Trust, but no such interest relates to more than 5% of the class of Common Stock.

(e) Not applicable.

[5]	Based on 15,719,720 shares outstanding as of January 10, 2022, as provided in the issuer’s Form 10-Q filed with the SEC on January 12, 2022.

SCHEDULE 13D

Sono-Tek Corp.

CUSIP No. 835483108	13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, except that the agreements under which the Hantman Trust and the Heidi Spiegel Trust were established grant to Mr. Spiegel, as trustee, the power to vote and dispose of any securities held by such trusts, including the shares of Common Stock. Mr. Spiegel disclaims beneficial ownership of the shares held by the trusts.

There are no contracts, arrangements, understandings, or relationships between any of the Reporting Persons, or any of their respective affiliates, and the Issuer or any of its affiliates, or relating to the shares of Common Stock. None of the Reporting Persons hold any options or other rights to acquire additional securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement

SCHEDULE 13D

Sono-Tek Corp.

CUSIP No. 835483108	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2022	/s/ Jeffrey O. Spiegel
Jeffrey O. Spiegel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).